Exhibit 99.5

Mandate of the Board of Directors

(June 2021)

This Mandate (Mandate) sets out the purpose, composition, member qualification, roles and responsibilities of the Board of Directors (the Board) of Field Trip Health Ltd. (Field Trip).

Mandate of the Board

The primary mandate of the Board is supervising the management of the business and affairs of Field Trip and its subsidiaries as a whole and acting as an independent and informed monitor of both the conduct of Field Trip and the performance of its management.

Roles & Responsibilities

In executing its mandate, the Board shall have the following roles and responsibilities:

Board Procedures

The Board shall develop procedures relating to its conduct and the fulfillment of its responsibilities.

Strategic Planning & Corporate Performance

The Board will oversee Field Trip’s strategic planning process, including broad strategic corporate objectives against which the performance of Field Trip will be measured. In doing so, the Board will, at least annually review and approve (a) the Chief Executive Officer’s strategic plan, including corporate performance targets, (b) strategic and operational budgets, and (c) on advice of the Compensation Committee, set targets for executive performance and executive compensation. The Board shall monitor performance of Field Trip against its strategic plans, including receipt of quarterly progress reports from management regarding the corporate performance targets.

Principal Risks and Risk Management

The Board shall (a) assess and monitor the principal risks of the businesses of Field Trip, and (b) monitor compliance with Board policies.

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Oversight of Management

The Board will review the process for the appointment, training, monitoring and succession of senior management of Field Trip and satisfy itself as to the integrity of the Chief Executive Officer and the other executive officers of Field Trip.

The Board shall delegate responsibility for certain tasks and functions to the Chief Executive Officer and such other executive officers as they determine appropriate to manage the business and operations of Field Trip and ensure that any delegation of authority is reviewed annually.

Senior management of Field Trip, primarily through the Chief Executive Officer, reports to and is accountable to the Board. The primary responsibility of management of Field Trip is to safeguard and build Field Trip's business and assets with a view to the best interests of its shareholders.

Internal Controls & Management Information Systems

The Board shall ensure that Field Trip has implemented and maintains adequate and effective internal controls and management information systems to ensure the directors are able to effectively carry out their oversight responsibilities, including legal and regulatory requirements related to financial and continuous disclosure reporting requirements.

Information provided by management to the Board is critical and the Board must be kept informed on a timely basis by management of any key developments and decisions taken by management. The Board shall periodically assess the quality, completeness and timeliness of information provided by management to the Board.

Oversight of Communications Policy

The Board will oversee communication between Field Trip and its stakeholders (shareholders, regulators and the public markets) by reviewing Field Trip's communication and disclosure policies annually. Unless otherwise delegated, the Board shall review and approve the following disclosure documents: annual report, annual information form, annual information circular, financial statements and related management discussion and analysis, and any prospectus or similar offering document.

Oversight of Code of Ethics

The Board expects all directors, officers and employees of Field Trip and its subsidiaries to conduct themselves in accordance with the highest ethical standards and to adhere to Field Trip's Code of Ethics. The Board shall annually review and approve the Code of Ethics. Waivers of the Code of Ethics will only be granted in exceptional circumstances in consultation with legal counsel. Any waiver of the Code of Ethics for officers or directors may only be made by the Board. Employees may seek waivers from the Chief Executive Officer, with reporting to the Board quarterly.

The Board is also responsible for the other matters as set out in this Mandate and/or such other matters as may be directed by the Board from time to time.

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Composition

The Board must be comprised of a minimum of three directors of Field Trip. Not less than two (2) directors of the Board must be independent directors of Field Trip as defined in National Policy 58-201 Corporate - Governance Guidelines.

Directors are expected to have the highest ethical standards and be dedicated to advancing the best interests of Field Trip and its stakeholders. Directors shall have such skills and knowledge in areas relevant to Field Trip's business to enhance the ability of the Board to effectively oversee the business and affairs of Field Trip. Each director must also have an understanding of Field Trip's business and performance relative to its principal competitors. Directors must also have sufficient time to carry out their duties and not assume responsibilities that would conflict with their duties as a director of Field Trip.

The Board will appoint a chair of the Board (the Chair) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Board for any number of consecutive terms. The Chair shall be responsible for leadership of the Board, including scheduling and chairing meetings, preparing agendas and briefing documents, and making regular reports to the Board. Where the Chair is not an independent director, an independent director will be appointed to act as “lead director” to act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties.

The members of the Board will be appointed by the shareholders annually at its annual general meeting, and from time to time to fill vacancies, as required. A Board member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Board on ceasing to be an independent director.

Majority Voting Policy

The Board is committed to fulfilling its Mandate and believes that each member of the Board should carry the confidence and support of Field Trip’s shareholders. As such, any management proxy solicitation circular distributed in connection with a meeting of Field Trip’s shareholders shall provide shareholders with the ability to vote in favour of, or to withhold from voting for, each director nominee. The Chair shall ensure that the number of votes in favour of or withheld from voting for each director nominee is recorded and promptly made public after the meeting.

If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee, such director nominee (a Resigning Director) shall be required to promptly submit his/her resignation to the Chair, effective upon acceptance by the Board.

The Board must accept the resignation of the Director, absent exceptional circumstances. In considering whether or not to accept the resignation, the Board will consider all relevant factors, including (a) the stated reasons, if any, why shareholders withheld votes from the election of the Resigning Director, (b) the effect that such a resignation may have on the Board’s ability to effectively continue fulfilling it responsibility for the stewardship of Field Trip and the enhancement of shareholder value and its ability to comply with any applicable governance rules and policies, and (c) whether the director's resignation from the Board would be in the best interests of Field Trip.

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Within ninety (90) days of receiving a Resigning Director’s resignation, the Board will make a decision and issue a press release either announcing the resignation of the Resigning Director or explaining why it has not been accepted.

If a resignation is accepted, subject to any corporate law restrictions, the Board may: (i) leave the resultant vacancy unfilled until the next annual meeting of shareholders; (ii) fill the vacancy through the appointment of a new director who merits the confidence of the shareholders; or (iii) call a special meeting of shareholders to fill the vacant position.

A director who tenders his/her resignation pursuant to this Mandate shall not be permitted to participate in any meetings of the Board at which his/her resignation is to be considered; provided that he/she may be counted for the purpose of determining whether the Board has a quorum where necessary.

This majority voting policy does not apply to contested elections in which the number of director nominees for election is greater than the number of director positions on the Board. In contested elections, the directors shall be elected by the vote of a plurality of the votes cast.

Meetings & Minutes

The Board shall meet as necessary, at a minimum at least four (4) times per year, to enable it to fulfill its responsibilities and duties as set forth herein. The independent directors will hold in camera meetings, as appropriate.

The quorum required to constitute a meeting of the Board is set at a majority of members. The Chair will set the agenda for each meeting. The Board may invite members of management or others to attend meetings and provide such pertinent information as the Board may request on the issues being considered, provided that the Chief Executive Officer (CEO) and other executives may not be present during any voting or deliberations on compensation of the CEO or such other executives.

Meetings may be called by the Chair, the Chief Executive Officer or any director at any time, in accordance with Field Trip’s bylaws. The Chair shall (a) establish the agenda for each meeting and lead discussion on agenda items, and (b) instruct the Corporate Secretary to circulate meeting materials to the Board members with sufficient time to review and consider them. Any director may propose items for the agenda or request information or the presence of any member of senior management at any meeting.

Procedures for Board meetings will be determined by the Chair, unless otherwise determined by Field Trip's by-laws and articles and the requirements under the Business Corporations Act (Canada). In the absence of the Chair or the Corporate Secretary at a meeting of the Board, the members in attendance must select one of them to act as chair of that meeting and/or one of its members or any other person to act as secretary of that meeting.

The Board will keep minutes of its meetings which accurately recording the decisions reached by the Board, and which minutes are filed with the minutes of the meetings of the Board.

Committees of the Board

The Board may form and delegate authority to committee where appropriate. Each committee will establish its own meeting procedures and requirements under its charter.

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The Board, and any outside advisors retained by it, will have access to all records and information relating to Field Trip which it deems relevant to the performance of its duties.

Express Authority

The Board shall have unrestricted access to Field Trip’s officers and employees. The Board may conduct or authorize investigations into or studies of matters within the Board’s scope of responsibilities and duties. In addition to all authority required to carry out the duties and responsibilities included in this Mandate, the Board has specific authority to: (a) engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Board will report directly to the Board; (b) communicate directly with management and any internal auditor, and with the Auditors without management involvement; and (c) incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by Field Trip.

Annual Review

The Board shall review and assess the adequacy of this Mandate periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and recommend any modifications to this Mandate if and when appropriate to the Board for its approval.

The Board, in consultation with the Compensation Committee, will conduct an annual performance evaluation of the Board as a whole, taking into account the Mandate, and individual director to determine the effectiveness of the Board. The Board shall also evaluate the performance and effectiveness of any committees of the Board.

Approved Effective June 7, 2021

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